Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2009	2008
	(000’s)	(000’s)
Earnings:
Income from continuing operations attributable to MDC Partners Inc.	$281	$(358)
Additions:
Income tax expense (recovery)	615	(292)
Noncontrolling interest in income of consolidated subsidiaries	382	2,125
Fixed charges, as shown below	5,319	5,258
Distributions received from equity-method investees	—	—
	6,316	7,091
Subtractions:
Equity in income of investees	93	140
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	93	140

Earnings as adjusted	$6,504	$6,593
Fixed charges:
Interest on indebtedness, expensed or capitalized	3,443	3,565
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	318	346
Interest within rent expense	1,558	1,347
Total fixed charges	$5,319	$5,258
Ratio of earnings to fixed charges	1.22	1.25